Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

25 March 2014

PRIMA BIOMED ANNOUNCES SIGNIFICANT UPDATES TO ITS CLINICAL ADVISORY BOARD:

ERIC PUJADE-LAURAINE, CHRISTIAN MARTH, AND IGNACE VERGOTE JOIN ESTEEMED GROUP

OF GYNECOLOGY ONCOLOGY ADVISORS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) announced today that Professors Eric Pujade-Lauraine, MD, PhD, Christian Marth, MD, PhD, and Ignace Vergote MD, PhD have joined Prima’s Clinical Advisory Board to advise on the Company’s development of CVac™ for the treatment of epithelial ovarian cancer. These esteemed researchers and clinicians join Prima’s existing clinical advisory board members Jonathon Berek and Bradley Monk in the United States, Walther Kuhn in Germany, and Jeffrey Goh in Australia.

Prof. Pujade-Lauraine is founder of the French GINECO Group, which is devoted to clinical research in gynecologic cancer. He is head of the Women Cancers and Clinical Research Department at Hôpitaux Universitaires Paris Centre, site Hôtel-Dieu, AP-HP. While receiving his medical degree from the University of Paris VI, Prof. Pujade-Lauraine was an intern at Assistance Publique des Hôpitaux de Paris. He later obtained his PhD degree from the University of Paris VI. He is now Professor of Medical Oncology at University Paris Descartes. As well as serving on several advisory boards. Prof. Pujade-Lauraine is also a member of the American Society of Clinical Oncology (ASCO), the European Society for Medical Oncology (ESMO), the Executive Board of the European Network of Gynecological Trials (ENGOT), the US NCI Gynecologic Cancer Steering Committee. He is current Chair of the Gynecologic Cancer Academy (GCA) and the international Gynecologic Cancer Intergroup (GCIG).

Prof. Marth is Head and Professor of the Department of Obstetrics and Gynecology, Innsbruck Medical University, and president and founder of the Austrian Association for Gynecologic Oncology (AGO), and president elect of the European Network of Gynecological Trials Group (ENGOT). Prof. Marth is author on over 300 papers in peer-reviewed journals and serves on a number of steering committees and is a member of a number of international scientific organizations including ASCO and the European Association for Gynecologic Oncology. He received his medical degree and obtained his PhD at the University of Innsbruck.

Prof. Ignace Vergote is Head of the Department of Obstetrics and Gynecology and Gynecologic Oncology at the Catholic University of Leuven, Belgium. Prof. Vergote has been Chairman of the European Organization for Research and Treatment of Cancer (EORTC) Gynecologic Cancer Group from 1997 to 2003, and is currently the chairman of the Protocol committee of that group. He served as President of the European Society of Gynaecological Oncology (ESGO) from

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

2003 to 2005. From 2006 to 2008, he was President of the International Gynecologic Cancer Society (IGCS). He was the founding member of the Flemish Gynecologic Oncology Group and served as first chairman of that group from 1996 to 2001. Currently he is the Chairman of the Flemish Society of Obstetrics and Gynaecology, Vice-President of the Society of Robotic European Gynaecological Surgery (SERGS) and Coordinator of the European Network of Gynaecological Oncological Trial groups (ENGOT). He trained in Obstetrics and Gynaecology at the University of Antwerp, Belgium, before specialising in Gynaecologic Oncology in the Department of Gynaecologic Oncology at the Norwegian Radium Hospital.

Prima previously advised that it expects to start enrolment of 210 patients into the CAN-004 trial in the second quarter of 2014. CAN-004 is a phase 2 study of CVac™ as compared to standard of care for the treatment of epithelial ovarian cancer in remission after second-line platinum based chemotherapy.

Matthew Lehman, Prima’s CEO, on the new appointments: “I am very happy that we have strengthened our Clinical Advisory Board with the appointments of Profs. Pujade-Lauraine, Marth, and Vergote. With the imminent start of our CAN-004 trial and our focus on patient enrolment in Europe, I believe these are great additions to help steer our clinical trial efforts. It is a pleasure to have the support of such accomplished physicians as we progress our CVac development plans.”

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889